Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via EDGAR

November 1, 2024

Stacie Gorman and Pam Howell
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Stellar V Capital Corp. (Cayman Islands) Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 10, 2024 CIK No. 0002033593

Dear Ms. Gorman and Ms. Howell:

On behalf of our client, Stellar V Capital Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 28, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”). Contemporaneously, we are filing an Amendment No. 2 to the Registration Statement via EDGAR (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. Please revise the cross-references provided pursuant to Items 1602(a)(3), (4) and (5) of Regulation S-K to highlight them by prominent type or in another manner, to the locations of related disclosures in the prospectus.

Response: The Company revised the cross-references on the cover page in accordance with the Staff’s comment.

2. We note your response to prior comment 3. As previously requested, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors could impact your listing eligibility.

Response: The Company revised the disclosure on the cover page, pages 24 and 138 of the Amendment No. 2 in response to the Staff’s comments.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Stacie Gorman and Pam Howell November 1, 2024 Page 2

In addition, the agreements with the non-managing sponsor investors appear to be material. Please file the agreements in accordance with Item 601(b)(10) of Regulation S-K.

Response: The Company does not believe the agreements with the non-managing sponsor investors are material. The non-managing sponsor investors are not party to any agreement with the Company, and there is no assurance that any non-managing sponsor member will acquire any units in this offering, and none of the non-managing sponsor members is under any obligation to hold any units or public shares following the closing of this offering. The non-managing sponsor members will not own any founder securities issued by the Company in the offering.

In addition, (i) no non-managing sponsor member will own a material amount of the interests of the sponsor and (ii) the non-managing sponsor investors do not, under the sponsor’s operating agreement, have the right to take part in or interfere in any manner with the management, conduct or control of the business of the sponsor nor have the right to vote on any matter relating to the sponsor, its business or affairs. In addition, except in the case of incapacity, the non-managing sponsor investors have no right to remove the managing member of the sponsor. Further, the securities of the Company owned by the sponsor may not be withdrawn by any non-managing sponsor investor, and such securities would only be distributed to members pursuant to the terms of the sponsor’s operating agreement in connection with a business combination (absent the dissolution of the sponsor). The managing member of the sponsor also has the authority to forfeit the Company’s securities held by the sponsor in connection with a business combination without the approval of the non-managing sponsor investors as long as all members are treated equally. Accordingly, none of the non-managing sponsor investors will have a material interest in the sponsor.

Further, please expand your disclosure to clarify that, given the low price that the non-managing sponsors will pay for their interest, they have an incentive to vote in favor of any business combination, even if they are under no obligation.

Response: The Company revised the disclosure on the cover page, pages 24 and 138 of the Amendment No. 2 in response to the Staff’s comments.

3. We note the revisions made in response to prior comment 4. However, we continue to note the disclosure on page 32 and elsewhere in the prospectus that the proceeds in the trust account will not be released until “(i)the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination.” As previously noted Nasdaq Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee……” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise for consistency with the Nasdaq Listing Rules.

Response: The Company revised the disclosure on pages 33, 86, 111, 132, 146, 147 and F-7 of the Amendment No. 2 in response to the Staff’s comments.

Stacie Gorman and Pam Howell November 1, 2024 Page 3

Summary

Compensation, page 6

4. Please revise the disclosure outside of the table to describe the extent to which the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests.

Response: The Company revised the disclosure on cover page, pages 7 and 134 of the Amendment No. 2 in response to the Staff’s comments.

Further, please revise the table to include the anti-dilution adjustment of the founder shares. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 132 regarding the anti-dilution adjustment in accordance with Item 1603(a)(6) of Regulation S-K.

Response: The Company revised the disclosure on cover page, pages 6 and 133 of the Amendment No. 2 in response to the Staff’s comments.

Founders Shares, page 18

5. We note that your sponsor initially purchased 4,312,500 shares at approximately $.006 per shares, but that you have subsequently issued additional shares. Please provide the per share price based on the additional shares issued here and throughout the prospectus.

Response: The Company revised the disclosure on pages 19, 70, 75, 136, 142 and II-1 of the Amendment No. 2 in response to the Staff’s comments.

Conflicts of Interest, page 35

6. We note your response to prior comment 10. Please revise here and elsewhere that similar disclosure appears to explain how the existing relationships with your sponsor, directors, and officer and targeting a broad range of sectors supports the conclusion that potential conflicts of interest would not materially affect your ability to complete a business combination. Also, please elaborate on why the fact that the sponsor, co-founders, directors and officers have financial interests in the completion of a business combination resolves conflicts of interest that they may have as a result of their fiduciary, contractual or other duties to other entities.

Response: The Company revised the disclosure on page 37 of the Amendment No. 2 in response to the Staff’s comments.

Stacie Gorman and Pam Howell November 1, 2024 Page 4

7. Please revise to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate. In this regard, we note your disclosure on page 47 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination.

Response: The Company revised the disclosure on pages 11, 38 and 106 of the Amendment No. 2 in response to the Staff’s comments.

Transfers of Founder Shares and Private Units, page 137

8. We note your response to prior comment 14. We reissue in part. Please clarify the exception “by virtue of the laws of the Cayman Islands or our sponsor’s operating agreement.”

Response: The Company revised the disclosure on page 139 of the Amendment No. 2 in response to the Staff’s comments.

Please revise the table to discuss the lock-up agreement with the underwriters. Please see Item 1603(a)(9) of Regulation S-K.

Response: The Company revised the disclosure on page 140 of the Amendment No. 2 in response to the Staff’s comments.

9. Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests in the sponsor, as required by Item 1603(a)(6) of Regulation S-K.

Response: The Company revised the disclosure on page 139 of the Amendment No. 2 in response to the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Prokopios Tsirigakis